 Filed Pursuant to Rule 424(b)(3)
 Registration File No. 333-249217
Supplement dated May 28, 2021
To Prospectus dated October 9, 2020
NEW YORK CITY REIT, INC.
65,535 Shares
Class A Common Stock
This supplement (this “Supplement”) amends and supplements the selling stockholder information contained in the prospectus, dated October 9, 2020 (the “Prospectus”). The Prospectus relates to the possible resale, from time to time, by the selling stockholders named in the Prospectus of up to 52,435 shares of our Class A common stock, par value $0.01 per share (“Class A common stock”), currently outstanding and up to 13,100 shares of Class A common stock issuable upon redemption of units of limited partnership designated as “Class A Units” (“Class A units”) in New York City Operating Partnership, L.P., a Delaware limited partnership that is our operating partnership and of which we are the sole general partner (the “OP”). This Supplement should be read in conjunction with the Prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.
This Supplement amends and restates the information contained under the caption “Selling Stockholders” in the Prospectus in its entirety as of the date of this Supplement to: (i) reflect a recent charitable donation of Class A units from a selling stockholder named in the Prospectus to an additional selling stockholder not previously named in the Prospectus; and (ii) reflect recent changes in the ownership of the equity interests in the entities that own and control the Advisor and Special Limited Partner, the entities that currently own the shares of Class A common stock currently outstanding that may be resold pursuant to the Prospectus.
Our Class A common stock is listed on the NYSE under the symbol “NYC.” On May 27, 2021, the last reported sale price of our Class A common stock on the NYSE was $10.71 per share.
Investing in our Class A common stock involves risks. You should carefully read and consider “Risk Factors” beginning on page 4 of the Prospectus as well as the risk factors contained in documents we file with the Securities and Exchange Commission and which are incorporated by reference in the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.
The date of this Supplement is May 28, 2021

SELLING STOCKHOLDERS
We are registering the shares of our Class A common stock for resale by the selling stockholders listed below. Edward M. Weil, Jr. has served as our chief executive officer, president and secretary, as well as the chief executive officer, president and secretary of the Advisor and the Property Manager, since March 2017. Mr. Weil has also served as the chairman of our board of directors since November 2015. Each of Mr. Weil and the other selling stockholders (except for Duke University Philanthropies, Inc.) is or has been a member, officer or employee of the Advisor or its affiliates.
The following table provides the name of the selling stockholders, the number of shares of our outstanding stock that are or will be held by such selling stockholder immediately prior to any offering, the number of shares of our Class A common stock being offered by such selling stockholder for resale under this prospectus and the number of shares of our Class A common stock that will be owned by such selling stockholder immediately following any offering, assuming that each selling stockholder sells all of the shares covered by this prospectus. Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus or that the selling stockholders will own upon completion of the offering to which this prospectus relates. The following table does not take into effect any restrictions on ownership or transfer as described in “Material U.S. Federal Income Tax Considerations — Restrictions on Transfer and Ownership of Stock.”
For purposes of the table below, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares that the person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding common stock held by each person or group of persons named below, any shares that the person or persons has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of the date of this prospectus, we have 9,600,335 shares of Class A common stock and 3,176,113 shares of Class B common stock issued and outstanding. SEC rules also generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have or will have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.
The selling stockholders named below and their permitted transferees, pledgees, donees or other successors may from time to time offer the shares of Class A common stock offered by this prospectus:
Name	Class A Common Stock Immediately Prior to the Offering(1)		Class B Common Stock Immediately Prior to the Offering		Percent of Total Voting Power Immediately Prior to the Offering(2)	Class A Common Stock Being Offered for Resale Under this Prospectus	Class A Common Stock Immediately After the Offering(1)		Class B Common Stock Immediately After the Offering		Percent of Total Voting Power Immediately After the Offering(2)
	Number of Shares	Percent of Class	Number of Shares	Percent of Class			Number of Shares	Percent of Class	Number of Shares	Percent of Class
Nicholas S. Schorsch(3)	96,202.52(4)(5)	1.00%	601.606(5)	*	*	34,494.679(4)	61,707.841(5)	*	601.606(5)	*	*
Shelley D. Schorsch(3)	4,885.593(4)(5)	*	80.973(5)	*	*	4,642.805(4)	242.788(5)	*	80.973(5)	*	*
William M. Kahane(3)	8,751.072(4)(5)	*	145.039(5)	*	*	8,316.191(4)	434.881(5)	*	145.039(5)	*	*
Edward M. Weil Jr.(3)	17,451.815(4)(5)	*	86.877(5)	*	*	4,981.325(4)	12,470.49(5)	*	86.877(5)	*	*
Duke University Philanthropies, Inc.(6)	13,100(7)	*	—	—	*	13,100(7)	—	—	—	—	—
Total	140,391	1.46%	914.495	*	*	65,535	74,856	*	914.495	*	*

*
Less than 1%

(1)
Does not include shares of Class A common stock that may ultimately be issued with respect to 4,012,841 units of limited partnership interest in the OP designated as “LTIP Units” (“LTIP units”) that have been issued to the Advisor under a multi-year outperformance award agreement, dated as of August 18, 2020 (the “OPP”). These LTIP units may be earned by the Advisor based on our achievement of threshold, target and maximum performance goals based on our absolute and relative total stockholder return over a three-year performance period commencing on August 18, 2020. LTIP units earned as of the last day of the performance period will also become vested as of that date. Effective as of that same date, any LTIP units that are not earned and vested will automatically and without notice be forfeited without the payment of any consideration by us or the OP. At the time the Advisor’s capital account with respect to an LTIP unit that is earned and vested is economically equivalent to the average capital account balance of a Class A unit, the Advisor, as the holder of the LTIP unit, in its sole discretion, will in accordance with the agreement of limited partnership of the OP, be entitled to convert the LTIP unit into a Class A unit. In accordance with, and subject to the terms of, the agreement of limited partnership of the OP, Class A units may be redeemed on a one-for-one basis for, at our election, shares of our Class A common stock or the cash equivalent thereof. Also does not include shares of Class A common stock that may ultimately be issued with respect to Class A units that may be issued to an affiliate of the Advisor, New York City Special Limited Partnership, LLC (the “Special Limited Partner”), upon exercise of its rights under its listing note agreement with the OP (the “Listing Note”). The Listing Note evidences the OP’s obligation to distribute to the Special Limited Partner an amount with respect to its special limited partner interest in the OP, which the Special Limited Partner will then have the right to convert into Class A units. This amount is not yet determinable as it will be based on the average closing price of the shares of Class A common stock over the period of 30 consecutive trading days commencing on the 180th day following the date on which all shares of Class B common stock have converted into shares of Class A common stock, unless another liquidity event, such as a merger, occurs prior to the end of the measurement period.
(2)
Other than the fact that shares of our Class B common stock are not listed on the NYSE, shares of Class B common stock have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as the shares of Class A common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock to be listed on the NYSE on August 13, 2021, unless converted earlier. If earlier, shares of Class B common stock will instead convert into shares of Class A common stock on the earlier of (i) the date and time when any rights to purchase our securities attached to shares of Class A common stock begin to trade separately from the shares of Class A common stock and become exercisable in accordance with the terms of any rights agreement to which we are then a party, or (ii) a date and time determined by our board of directors set forth in a Certificate of Notice filed with the Maryland Department of Assessments and Taxation.

(3)
Currently holds an equity interest in the entities that own and control the Advisor and the Special Limited Partner.

(4)
Includes this person’s pro rata share of 52,435 shares of Class A common stock currently owned by the Advisor that will be distributed to the applicable selling stockholders in proportion to their respective equity interests in the entities that own and control the Advisor.

(5)
Includes this person’s pro rata share of 2,742 shares of Class A common stock and 914.495 shares of Class B common stock currently owned by the Special Limited Partner that will be distributed to the applicable selling stockholders in proportion to their respective equity interests in the entities that own and control the Special Limited Partner.

(6)
Prior to the end of his tenure as our chief executive officer, president and secretary and the chief executive officer, president and secretary of our Advisor and our Property Manager in March 2017, Michael A. Happel owned 20% of the equity interests in the parent of our Advisor. In May 2021, Mr. Happel made a charitable donation to Duke University Philanthropies, Inc. of all 13,100 Class A units owned by him. Mr. Happel no longer owns any shares of our Class A common stock registered under the registration statement of which this prospectus forms a part. The Board of Directors of Duke University Philanthropies, Inc. exercises sole or shared voting or dispositive power over the securities owned by Duke University Philanthropies, Inc.

(7)
Includes 13,100 shares of Class A common stock issuable upon redemption of an equal number of Class A units.